Exhibit 99.1

TDCX Inc. Special Committee Engages Financial Advisor and Legal Counsels

Singapore, January 16, 2024 – TDCX Inc. (“TDCX” or the “Company”) (NYSE: TDCX), today announced that the special committee (the “Special Committee”) of the Company’s board of directors has retained Houlihan Lokey (China) Limited as its financial advisor, Hogan Lovells as its U.S. legal counsel and Maples and Calder (Hong Kong) LLP as its Cayman Islands legal counsel, in connection with its review and evaluation of the previously announced preliminary non-binding proposal letter dated January 2, 2024, from Mr. Laurent Junique, Founder, Executive Chairman, Director, CEO, and ultimate beneficial owner of the Company.

The Special Committee is continuing its evaluation of the proposed transaction. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About TDCX Inc.

Singapore-headquartered TDCX provides transformative digital CX solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

TDCX helps clients achieve their customer experience aspirations by harnessing technology, human intelligence and its global footprint. It serves clients in fintech, gaming, technology, travel and hospitality, digital advertising and social media, streaming and e-commerce. TDCX’s expertise and strong footprint in Asia has made it a trusted partner for clients, particularly high-growth, new economy companies, looking to tap the region’s growth potential.

TDCX’s commitment to delivering positive outcomes for our clients extends to its role as a responsible corporate citizen. Its Corporate Social Responsibility program focuses on positively transforming the lives of its people, its communities and the environment.

TDCX employs more than 17,800 employees across 30 campuses globally, specifically in Brazil, Colombia, Hong Kong, India, Indonesia, Japan, Malaysia, Mainland China, Philippines, Romania, Singapore, South Korea, Spain, Thailand, Türkiye, and Vietnam. For more information, please visit www.tdcx.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the performance of TDCX’s largest clients; the successful implementation of its business strategy; the continued service of the Founder and certain of its key employees and management; its ability to compete effectively; its ability to navigate difficulties and successfully expand its operations into countries in which it has no prior operating experience; its ability to maintain its pricing, control costs or continue to grow its business; its ability to attract and retain enough highly trained employees; its compliance with service level and performance requirements by, and contractual obligations with, its clients; its exposure to various risks in Southeast Asia and other parts of the world; its contractual relationship with key clients; clients and prospective clients’ spending on omnichannel CX solutions and content, trust and safety services; its ability to successfully identify, acquire and integrate companies; its spending on employee salaries and benefits expenses; and its involvement in any disputes, legal, regulatory, and other proceedings arising out of its business operations. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in its attachment is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For enquiries, please contact:

Investors / Analysts: Joana Cheong

investors@tdcx.com

Media: Eunice Seow

media@tdcx.com